Issuer Free Writing Prospectus, dated July 29, 2010
Filed pursuant to Rule 433 under the Securities Act of 1933
Registration Statement No. 333-168371

Issuer:	Range Resources Corporation

Guarantors:	American Energy Systems, LLC
Energy Assets Operating Company, LLC
Oil & Gas Title Abstracting, LLC
Range Energy Services Company, LLC
Range Gathering & Processing Company, LLC
Range Operating New Mexico, LLC
Range Production Company
Range Resources — Appalachia, LLC
Range Resources — Midcontinent, LLC
Range Resources — Pine Mountain, Inc.
Range Texas Production, LLC

Security Description:	Senior Subordinated Notes

Distribution:	SEC Registered

Face:	$500,000,000

Gross Proceeds:	$500,000,000

Coupon:	6.750%

Net Proceeds (after deducting discounts to the underwriters and estimated expenses of the offering):	$490,750,000

Maturity:	August 1, 2020

Offering Price:	100.00%

Yield to Maturity:	6.750%

Spread to Treasury:	375 bps

Benchmark:	UST 3.5% due 5/15/2020

Ratings:	Ba3/BB

Interest Pay Dates:	February 1, and August 1

Beginning:	February 1, 2011

Clawback:	Up to 35% at 106.75%

Until:	August 1, 2013

Optional redemption:	Makewhole call @ T+50 bps prior to August 1, 2015, then:

On or after:	Price:
August 1, 2015	103.375%
August 1, 2016	102.250%
August 1, 2017	101.125%
August 1, 2018 and thereafter	100.000%

Change of control:	Put @ 101% of principal plus accrued interest

Trade Date:	July 29, 2010

Settlement Date:	(T+10) August 12, 2010

CUSIP:	75281AAL3

ISIN:	US75281AAL35

Bookrunners:	J.P. Morgan Securities Inc.
Banc of America Securities LLC
Wells Fargo Securities, LLC

Co-Managers:	Barclays Capital Inc.
Credit Suisse Securities (USA) LLC
Deutsche Bank Securities Inc.
RBC Capital Markets Corporation
BMO Capital Markets Corp.
BNP Paribus Securities Corp.
Citigroup Global Markets Inc.
Credit Agricole Securities (USA) Inc.
KeyBanc Capital Markets Inc.
SunTrust Robinson Humphrey, Inc.
BBVA Securities Inc.
Capital One Southcoast, Inc.
Comerica Securities, Inc.
Mitsubishi UFJ Securities (USA), Inc.
Natixis Bleichroeder LLC
Scotia Capital (USA) Inc.
SG Americas Securities, LLC
U.S. Bancorp Investments, Inc
Additional Information:
We estimate that the net proceeds from this offering (after deducting discounts to the underwriters and estimated expenses of the offering) will be approximately $490.8 million. We intend to use approximately $204.2 million of the net proceeds from this offering to redeem all $200 million in outstanding principal amount of and accrued interest on our 7 3/8% senior subordinated notes due 2013 in accordance with the terms of the indenture under which those notes were issued. The remaining net proceeds will be used to pay down a portion of the outstanding balance on our senior credit facility.
At the quarter ended June 30, 2010, on an as adjusted basis to give effect to this offering and the application of the estimated net proceeds in the manner described above, we had a total capitalization of $4,396 million and total long-term debt of $1,873 million, including $186.7 million outstanding under our senior credit facility and $500 million of indebtedness associated with our new senior subordinated notes. This information supplements the information contained in the capitalization table under the column heading “As adjusted” on page S-27 of the preliminary prospectus supplement.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling collect 1-800-245-8812.

2